JPMORGAN INSURANCE TRUST

January 6, 2009

Securities and Exchange Commission

100 F Street, N.E

Washington, DC 20549

Attention: Filing Desk

Re:

JPMorgan Insurance Trust (the “Trust”)

on behalf of JPMorgan Insurance Trust Diversified Mid Cap Growth Portfolio

File Nos. 811-7874 and 33-66080

Ladies and Gentlemen:

We hereby submit for filing a preliminary proxy statement via EDGAR on behalf of the JPMorgan Insurance Trust Diversified Mid Cap Growth Portfolio (the “Portfolio”) of the Trust, pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934.

Pursuant to the proxy statement, shareholders will be asked to approve a new non-fundamental investment objective for the Portfolio.

If you have any questions or comments, please call me at (614) 248-7598.

Very truly yours,

/s/ Elizabeth A. Davin, Esq.

Elizabeth A. Davin, Esq.

Assistant Secretary